NEWS RELEASE

New York - AG	January 16, 2024
Toronto - FR
Frankfurt - FMV

First Majestic Produces 6.6 Million AgEq Oz in Q4 2023 and 26.9 Million AgEq Oz in 2023;

Announces 2024 Production and Cost Guidance and Conference Call Details.

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:FR) (FSE:FMV) (the "Company" or "First Majestic") announces that total production in the fourth quarter of 2023 from the Company's three producing mines in Mexico, namely the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine reached 6.6 million silver equivalent ("AgEq") ounces, consisting of 2.6 million silver ounces and 46,585 gold ounces. Total production for the full year of 2023 consisted of 26.9 million AgEq ounces, aligned to the Company's 2023 revised guidance of between 26.2 to 27.8 million AgEq ounces, consisting of 10.3 million silver ounces and 198,921 gold ounces.

Q4 2023 HIGHLIGHTS

• Total Production Increased by 6% Q/Q: Total production reached 6.6 million AgEq ounces in Q4, representing a 6% increase when compared to 6.3 million AgEq ounces produced in the previous quarter. The higher production is related to record quarterly production at Santa Elena of 3.0 million AgEq ounces, partially offset by lower silver production at La Encantada due to the ongoing limited water availability.

• Record production at Santa Elena - up 13% Q/Q: Santa Elena achieved a new quarterly production record in Q4. Strong metal recoveries and grades from Ermitaño enabled Santa Elena to produce 3.0 million AgEq ounces in the fourth quarter, representing a 13% increase compared to the prior quarter.

• Safety:  The 2023 consolidated Total Reportable Incident Frequency Rate ("TRIFR") was 1.02 and the Lost Time Incident Frequency Rate ("LTIFR") was 0.34, an improvement of 16% and 33% compared to prior year, respectively.

• Environmental, Social and Governance ("ESG"):  First Majestic's ESG score with Sustainalytics has improved from 50.56 in 2022 to 31.0 by the end of 2023, putting the Company in the top 38% of its industry peers.

• 16 Active Drill Rigs:  The Company completed a total of 32,881 metres ("m") of drilling across its mines in Mexico during the fourth quarter. Throughout the quarter, up to sixteen drill rigs were active consisting of twelve rigs at San Dimas, and four rigs at Santa Elena.

FY 2023 HIGHLIGHTS

• Consolidated production in 2023 reached 26.9 million AgEq ounces, aligned to the midpoint of the 2023 revised guidance of between 26.2 to 27.8 million AgEq ounces. The-year-over-year decrease can be attributable to the temporary suspension of Jerritt Canyon that was announced by the Company on March 20, 2023.

• Silver production reached 10.3 million ounces, compared to revised guidance range of between 10.5 to 11.2 million ounces, primarily due to lower silver production in H2 at La Encantada. Gold production in 2023 totaled 198,921 ounces aligned to the higher end of the Company's revised guidance range of between 190,000 to 201,000 ounces.

• Santa Elena produced a new annual record of 9.6 million AgEq ounces in 2023, representing a 5% increase compared to 2022. Mine output and grades from Ermitaño remained strong throughout 2023, and combined with record metallurgical recoveries facilitated by the newly commissioned dual-circuit plant, this enabled Santa Elena to deliver strong production in 2023.

• The Company announced the launch of its 100%-owned and operated minting facility, First Mint, LLC ("First Mint"), which is currently in the commissioning stage. This facility will expand upon existing bullion sales through vertically integrating production of investment-grade fine silver bullion. This will allow First Majestic to sell a substantially greater portion of its silver production directly to its customers.

• Completed the move of the ISO 9001:2015 certified Central Laboratory from Durango to Santa Elena.

• Successfully closed the sales of the La Guitarra Silver Mine and the La Parrilla Silver Mine to Sierra Madre Gold & Silver Ltd. and Silver Storm Mining Ltd., respectively.

"First Majestic finished 2023 on a strong and positive note, despite the challenges endured earlier in the year, and I would like to congratulate the team on their hard work and efforts," said Keith Neumeyer, the Company's President & CEO. "Santa Elena had a stellar year with production reaching a record 9.6 million AgEq ounces while maintaining high safety standards. We are enjoying the dividends from the investments we made at Santa Elena over the last few years, and we are thrilled with these achievements. Earlier in the year, we made the difficult decision to temporarily suspend operations at Jerritt Canyon in Q1 while we focus on developing a new mine plan that is economic and sustainable for the operation including the investment in never drilled greenfield exploration targets at Jerritt Canyon. I'm also happy to announce our expanded exploration program for 2024. First Majestic is blessed with an enormous under-explored large land package surrounding three of the most important silver mines in Mexico as well as Jerritt Canyon in northern Nevada. We're expecting 2024 to be an exciting year for our exploration team."

Production Details Table:

Q4	Q3	Q/Q		FY	FY	Y/Y
2023	2023	Change	Consolidated Production Results	2023	2022	Change
652,731	670,203	(3%)	Ore processed/tonnes milled	2,901,972	3,468,987	(16%)
6,640,550	6,285,790	6%	Total production - Silver equivalent ounces	26,874,417	31,252,920	(14%)
2,612,416	2,461,868	6%	Silver ounces produced	10,250,755	10,522,051	(3%)
46,585	46,720	0%	Gold ounces produced	198,921	248,394	(20%)

Q4 2023 Mine-by-Mine Production Table:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced	AgEq Oz Produced
San Dimas	215,232	2,339	234	2.77	93%	96%	1,513,791	18,468	3,110,677
Santa Elena	233,601	2,539	106	3.88	73%	96%	582,484	28,056	3,008,449
La Encantada	203,898	2,216	110	0.01	71%	90%	516,141	61	521,424

- Certain amounts shown may not add exactly to the total amount due to rounding differences.

- The Ag:Au ratio used in the calculation of silver equivalent ounces was 86.5:1

San Dimas Silver/Gold Mine:

• San Dimas produced 3,110,677 AgEq ounces during the quarter consisting of 1,513,791 ounces of silver and 18,468 ounces of gold, representing a 2% decrease and a 3% increase, respectively, when compared to the prior quarter.

• The mill processed a total of 215,232 tonnes of ore with average silver and gold grades of 234 g/t and 2.77 g/t, respectively.

• Silver and gold recoveries during the quarter averaged 93% and 96%, respectively.

• The Central Block and Sinaloa Graben areas contributed approximately 78% and 22%, respectively, of the total production during the quarter.

  During the quarter, a total of twelve drill rigs consisting of two surface rigs and ten underground rigs, completed 24,932 m of drilling on the property.

Santa Elena Silver/Gold Mine:

• Santa Elena produced 3,008,449 AgEq ounces, a quarterly production record, consisting of 582,484 ounces of silver and 28,056 ounces of gold, representing a 67% increase in silver ounces and a 1% decrease in gold ounces when compared to the prior quarter. The increase in silver equivalent production was driven by higher silver grades and recoveries in the period.

• The mill processed a total of 233,601 tonnes of ore, containing average silver and gold head grades of 106 g/t and 3.88 g/t, respectively.

• Consolidated silver and gold recoveries averaged a record 73% and 96%, respectively, during the quarter. The strong metallurgical recoveries are due to the continuous operational optimization of the new dual-circuit plant.

  During the quarter, four drill rigs consisting of two surface rigs and two underground rigs, completed 7,949 m of drilling on the property.

La Encantada Silver Mine:

• Throughout H2 2023, La Encantada was impacted by limited water supply to the mill, mainly driven by severe drought conditions in 2023 which impacted the existing water wells in the area. During Q3 and Q4 2023, management drilled a total of three exploration and production holes in an effort to source additional water. To date, these efforts have had limited success. The Company has identified several new targets that will be drilled in Q1 and Q2 2024 to identify additional water sources and allow for the mill to process ore tonnes at budgeted rates.

• During the quarter, La Encantada produced 516,141 ounces of silver, representing a 9% decrease compared to the prior quarter.

• The mill processed a total of 203,898 tonnes of ore with an average silver grade and recovery of 110 g/t and 71%, respectively. Stope production from the new Beca Zone has contributed 48,811 tonnes with average silver grades of 121 g/t.

• Looking forward to 2024, management has decided to take a conservative approach when it comes to our guidance on production and costs at La Encantada. Despite the fact management believes a water source will be discovered, thereby restoring La Encantada to its historical production numbers and costs, the timing for the discovery of this positive outcome is currently not known.

2024 PRODUCTION GUIDANCE

The Company expects to achieve total production in 2024 from its three operating mines in Mexico of between 21.1 to 23.5 million AgEq ounces consisting of 8.6 to 9.6 million ounces of silver and 150,000 to 167,000 ounces of gold. The decrease in forecasted gold production is primarily due to the temporary suspension of the Jerritt Canyon Gold Mine in Nevada announced in Q1 2023.

A mine-by-mine breakdown of the 2024 production guidance is included in the table below. The Company reports cost guidance to reflect cash costs and AISC on a per AgEq payable ounce. For 2024, the Company is using an 83:1 silver to gold ratio, consistent with its revised 2023 guidance. Metal price and foreign currency assumptions for calculating equivalents are silver: $24.00/oz, gold: $2,000/oz, MXN:USD 18:1.

GUIDANCE FOR 2024

	Silver Oz (M)	Gold Oz (k)	Silver Eqv Oz (M)	Cash Cost	AISC

Operation:				($ per AgEq oz)	($ per AgEq oz)
San Dimas, Mexico	5.3 - 5.9	69 - 77	11.1 - 12.3	11.89 - 12.57	15.54 - 16.57
Santa Elena, Mexico	1.1 - 1.2	81 - 90	7.8 - 8.7	13.38 - 14.10	16.25 - 17.26
La Encantada, Mexico	2.2 - 2.4	-	2.2 - 2.4	24.03 - 24.51	28.25 - 30.09
Operations Total:	8.6 - 9.6	150 - 167	21.1 - 23.5	13.69 - 14.46	18.62 - 19.90

Corporate:				($ per AgEq oz)	($ per AgEq oz)
General, Administration & Services	-	-	-	-	0.70 - 0.78
Total:				($ per AgEq oz)	($ per AgEq oz)
Consolidated:	8.6 - 9.6	150 - 167	21.1 - 23.5	13.69 - 14.46	19.32 - 20.68

* Certain amounts shown may not add exactly to the total amount due to rounding differences.

* Cash Costs and AISC are non-GAAP measures and are not standardized financial measures under the Company's financial reporting framework. The Company calculates cash costs and consolidated AISC in the manner set out in the table below. These measures have been calculated on a basis consistent with historical periods (see "Non-GAAP Financial Measures" below).

La Encantada's 2024 production guidance has been adjusted lower to reflect a conservative view regarding the temporary limited water availability at La Encantada. We assume in this guidance that the water availability will remain an issue for all of 2024. The 2024 budget includes capital consideration to explore for additional water source in the area. Management is reviewing cost reduction programs at La Encantada to offset the low production impact on cost and remains optimistic that the water flow to the mill will return to historic levels within the year.

The Company is projecting its global 2024 AISC to be within a range of $19.32 to $20.68 on a per consolidated payable AgEq ounce basis. Excluding non-cash items, the Company anticipates its 2024 AISC to be within a range of $18.62 to $19.89 per payable AgEq ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation	FY 2024 ($ /AgEq oz)
Total Cash Costs per Payable Silver Equivalent Ounce	13.69 -	14.46
General and Administrative Costs	1.55 -	1.72
Sustaining Development Costs	1.14 -	1.21
Sustaining Property, Plant and Equipment Costs	0.77 -	0.86
Profit Sharing	0.82 -	0.91
Lease Payments	0.65 -	0.73
Share-based Payments (non-cash)	0.54 -	0.61
Accretion of Reclamation Costs (non-cash)	0.16 -	0.18
All-In Sustaining Costs: (AgEq Oz)	19.32 -	20.68
All-In Sustaining Costs: (AgEq Oz excluding non-cash items)	18.62 -	19.89

  AISC is a non-GAAP measure and is calculated based on the Company's consolidated operating performance. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of "sustaining costs" and the distinction between sustaining and expansionary capital costs.
  Consolidated AISC includes general and administrative cost estimates and non-cash costs of $2.25 to $2.51 per AgEq ounce.
  For further details of these measures, including equivalent historical information, please see "Non-GAAP Measures" on pages 36-45 of the Company's Management's Discussion and Analysis for the third quarter of 2023, available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

CAPITAL INVESTMENTS IN 2024

In 2024, the Company plans to invest a total of $125.0 million on capital expenditures consisting of $45.0 million for sustaining activities and $80.0 million for expansionary projects. This represents an 11% decrease compared to the 2023 revised capital expenditures and is aligned with the Company's future growth strategy of increasing exploration and development activities at Santa Elena, San Dimas and Jerritt Canyon.

2024 Capital Guidance ($millions)	Sustaining	Expansionary	Total
Underground Development	27.0	39.0	66.0
Exploration	0.0	35.1	35.1
Property, Plant and Equipment	17.6	4.3	21.9
Corporate Projects	0.4	1.6	2.0
Total	45.0	80.0	125.0

The 2024 annual guidance includes total capital investments of $66.0 million for underground development; $21.9 million towards property, plant and equipment; $35.1 million in exploration; and $2.0 million towards corporate innovation projects. Management may revise the guidance during the year to reflect actual and anticipated changes in metal prices or to the business.

The Company plans to complete approximately 30,900m of underground development in 2024 compared to 34,046m completed in 2023. The 2024 development program consists of approximately 17,100m at San Dimas; 10,300m at Santa Elena and 3,500m at La Encantada. At San Dimas, the Company is planning to concentrate development metres in the Perez, Roberta, Regina and Elia Veins. At the Santa Elena district, underground development is expected to focus on Ermitaño. At La Encantada, the Company plans to develop the second levels of both the Ojuelas and Milagros orebodies for 2024 production.

The Company is planning approximately 188,500m of exploration drilling in 2024; this represents a significant increase compared to the 143,465m completed in 2023. The 2024 drilling program is expected to consist of:

  At San Dimas, approximately 95,000m of drilling are planned with infill, step-out and exploratory holes focused on near mine and brownfield targets including major ore controlling structures in the West, Central and Sinaloa blocks. Exploration efforts represent a balanced approach to adding Inferred Resources along known veins, converting Inferred to Indicated Resources and identifying new veins in locations where post mineral cover has deferred work to date.
  At Santa Elena, approximately 59,000m of drilling are planned. Greenfield and brownfield drilling at Santa Elena will focus on several targets within a 5-kilometre radius around the processing plant where the goal is to find a new mineralized vein. The Company is also planning to return to the Los Hernandez property, to test updated targets and projections of mineralized structures. Resource addition and conversion drilling is also to take place.
  At Jerritt Canyon, approximately 25,000m of drilling are planned. Exploration work will be focused on drilling open ends of inferred mineralization with large volume potential as well as testing projections of ore controlling structures below outcropping Upper Plate (cover rock) where the presence of large, mineralized volumes is possible and has been poorly tested to date.
  Finally, at La Encantada the Company has planned approximately 9,500m to continue searching for a new mineralized breccia body as well as to extend and de-risk some of the known veins and vein systems.

Q4 2023 EARNINGS AND DIVIDEND ANNOUNCEMENT

The Company is planning to release its fourth quarter 2023 audited financial results, and to announce the fourth quarter dividend payment and shareholder record and payable dates for the dividend payment on February 22, 2024.

CONFERENCE CALL DETAILS

The Company will host a conference call and webcast on Tuesday, January 16, 2024, at 8:00 a.m. (PT) / 11:00 a.m. (ET) to provide investors and analysts with a business update and to discuss its production results and 2024 guidance.

To participate in the conference call, please use the following dial-in numbers:

Canada & USA Toll-Free:  1-800-319-4610

Outside of Canada & USA: +1-604-638-5340

Toll-Free Germany: 0800 180 1954

Toll-Free UK: 0808 101 2791

Participants should dial in at least 10 minutes prior to the call start to ensure placement into the conference on time.

A live webcast of the conference call will be accessible at the following link: https://services.choruscall.ca/links/fm2023q4.html

A webcast archive will be available approximately one hour after the end of the event and will be accessible for three months through the same link as the live event.

A recording of the conference call will be available for telephone replay approximately one hour after the end of the event by calling:

                Canada & USA Toll-Free: 1-800-319-6413

                Outside of Canada & USA: +1-604-638-9010

                Access Code: 0637 followed by the # sign

The telephone replay will be available for seven days following the end of the event.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest premiums available.  In Q1 2024, First Majestic will also commence bullion production from its 100%-owned and operated minting facility, First Mint, LLC, to manufacture its very own exceptional silver bullion products catering to the growing demand for physical silver.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Non-GAAP Financial Measures

This news release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include cash costs per silver equivalent ounce and all-in sustaining cost (or "AISC") per silver equivalent ounce. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see "Non-GAAP Measures" in the Company's most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov and which is incorporated by reference herein.

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the assumptions used by the Company for its 2024 production guidance; timing for the release of the Company's 2023 audited financial results; timing for the announcement of the Company's fourth quarter dividend payment and the shareholder record and payable dates in connection with such dividend payment; the identification of new water sources at the La Encantada Silver Mine; the Company's business strategy; future planning processes; commercial mining operations; budgets; the timing and amount of estimated future production, AISC and cash costs; costs and timing of development at the Company's projects; the impact of cost reduction programs; capital projects and exploration activities for 2024 and the possible results thereof; the launch of the Company's 100%-owned and operated minting facility and production of bullion from the mint; and increased bullion sales. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2022 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.